Exhibit 99.3

SILVERCORP METALS INC.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

For the Year Ended March 31, 2009

(Expressed in thousands of US dollars, except share, per share, and mining data)

Management’s Discussion and Analysis (“MD&A”) is intended to help the reader understand the significant factors that have affected Silvercorp Metals Inc. and its subsidiaries’ (“Silvercorp” or the “Company”) performance and such factors that may affect its future performance.  For a comprehensive understanding of Silvercorp’s financial condition and results of operations, this MD&A should be read in conjunction with the Company’s audited consolidated financial statements for the year ended March 31, 2009 and the related notes contained therein. The Company reports its financial position, results of operations and cash flows in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”). Silvercorp’s significant accounting policies are set out in Note 2 of the audited consolidated financial statements. Differences between Canadian and United States generally accepted accounting principles (“US GAAP”) that would affect the Company’s reported financial results are set out in Note 21. This MD&A refers to various non-GAAP measures, such as cash and total production cost per ounce of silver, adjusted earnings, or adjusted earnings per share (“adjusted EPS”) used by the Company to manage and evaluate operating performance and ability to generate cash and are widely reported in the silver mining industry as benchmarks for performance. Adjusted earnings and adjusted EPS are used to supplement the Company’s financial statements to provide meaningful supplementary information about the Company’s underlying results of operation and to assist investors and financial analysts in analyzing and forecasting future periods.  Non-GAAP measures do not have standardized meaning.  Accordingly, non-GAAP measures should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. To facilitate a better understanding of these measures as calculated by the Company, we have provided detailed descriptions and reconciliations where applicable.

This MD&A is prepared as of June 3, 2009.

1.

Highlights and Significant Events

(a)  Increased Silver and By-product Metal Production

Silvercorp produced 4.2 million ounces of silver in fiscal year 2009, which was a 6% increase in silver production relative to fiscal year 2008.  This is the third consecutive year of silver production growth.  Half year trial production at the TLP Mine and the LM Mine from April 2008 to December 2008, which produced 0.6 million ounces of silver, was the primary factor behind this growth.  Silvercorp also increased its lead production by 3.4 million pounds or 7% from last year, while zinc production decreased by 18% in fiscal 2009.

The increased production has significantly offset the impact of declining commodity prices during the year.  The following chart compares the percentage of decrease of sales to the declining NSR (net realizable return, which equals quoted market metal price less of smelter charge and value added tax) for the year:

Management’s Discussion and Analysis of Financial Condition and Results of Operations

SILVERCORP METALS INC.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

For the Year Ended March 31, 2009

(Expressed in thousands of US dollars, except share, per share, and mining data)

(b)

Operating Results

Net loss was $16 million or $0.11 per share in the 2009 fiscal year.  Adjusted non-GAAP earnings for the year, after excluding three exceptional items, were $27.3 million or $0.18 per share.

(c)  Strong Cash Flows and Balance Sheet

Operating activities generated $47.0 million cash in fiscal 2009 and the Company also raised $22.7 million through a 10 million common share equity financing. As at March 31, 2009, the Company held a total of $65.4 million in cash and cash equivalents and short term investments with no long term debt.

(d)  Acquisition of GC and SMT projects

Silvercorp acquired a 95% interest in the GC and SMT projects for total consideration of $60.8 million. The completion of the acquisition provides opportunities for Silvercorp to realize the benefits of growth in resources and near term production from a new mining camp in a different province and establishes a new base for further consolidation of the GC silver, lead zinc mining district.

(e)  Resources Growth

The resources update on the TLP-LM projects released in December 2008 increased the total measured and indicated resources by $21.6 million ounces silver at the Ying Mine Camp.

(f)   Quarterly Dividend

The Company declared quarterly dividends of C$0.02 to its shareholders in the 2nd, 3rd and 4th quarter in fiscal 2009, an increase compared to the C$0.05 annual dividend paid in 2007.

(g)  Dual Listing

Silvercorp’s common shares commenced trading on the NYSE Amex in February 2009.

2.

Production and Cost (Non-GAAP Measure)

(a)

Production Data

The Company mined 439,799 tonnes of ore in 2009, representing an increase of 44% compared to the same period last year. Of the ore mined, 11,968 tonnes were hand sorted for direct shipment to smelters and 427,947 tonnes of ore were shipped to mills for processing. A total of 439,119 tonnes of ore were milled in 2009, a 50% increase compared to 292,099 tonnes of ore milled in 2008. The trial production at the TLP and LM mines from April 2008 to December 2008 was the primary factor behind the production growth. However, the overall head grade for the Company was diluted by the lower grade ore from the TLP and LM mines.

(b)  Mining Cost

The total unit mining cost in fiscal 2009 was $69.09 and cash unit mining cost was $51.26, representing an increase of 37% and 33% respectively compared to the total unit mining cost of $50.44 and cash unit mining cost of $38.40 in fiscal 2008. The increase was mainly due to the lower head grade ores from TLP and LM mines, a low head grade zone the Company gone through at the Ying mine in the first two quarters of 2009 as well as the increase of depreciation and amortization expense related to the acquisition of the TLP and LM mines completed in late 2008.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

SILVERCORP METALS INC.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

For the Year Ended March 31, 2009

(Expressed in thousands of US dollars, except share, per share, and mining data)

The unit mining cost improved significantly starting in the third quarter of fiscal 2009. In the fourth quarter of fiscal 2009, the cash unit mining cost per tonne of ore decreased by 2% to $44.36 compared to a cash unit mining cost of $45.28 in the same quarter last year as a result of operational improvements.

The major components in the cash mining cost for the year ended March 31, 2009 were: 21% for raw materials; 13% for labour costs; 35% for mining contractor costs; 6% for mine development; 7% for drilling costs; 9% for utilities; and 9% for other miscellaneous costs.

(c)  Milling Cost

The total unit milling costs in fiscal 2009 was $12.37 and cash unit milling cost was $11.39, which were in line with the total unit milling cost of $11.93 and cash unit milling cost $10.85 in fiscal 2008.

The major components of cash milling costs in fiscal 2009 were: 31% for raw material; 16% for labour costs; 10% for milling contractors fees; 16% for mineral resources tax; 23% utilities; and 4% for miscellaneous costs.

(d)  Silver Production Cost

Silvercorp continues to achieve industry-leading low total production costs per ounce of silver. In fiscal 2009, the total production cost per ounce of silver was negative $1.25 and the cash cost per ounce of silver was negative $2.77 compared to the negative $10.15 total production cost and negative $10.99 cash cost per ounce of silver in fiscal 2008. This increase was mainly caused by the reduction in by-product credits as the average selling price of  silver, lead , zinc fell 10%, 34% and 53%, respectively compared to same period last year. The dilution from the relatively lower grade ore from the TLP and LM mines and a low head grade zone the Company gone through at the Ying mine in the first two quarters of 2009 also contributed to the increase of production cost per ounce of silver.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

SILVERCORP METALS INC.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

For the Year Ended March 31, 2009

(Expressed in thousands of US dollars, except share, per share, and mining data)

(i) The following tables summarize historical operating information for each mine and consolidated totals for the past three years:

Fiscal 2009	Year ended March 31, 2009

	Ying	HPG	TLP	LM	Consolidation

Production Data
Mine Data
Ore Mined (tonne)
Direct Smelting Ores (tonne)	11,182	504	95	71	11,852
Stockpiled Ores (tonne)	279,152	54,361	59,118	35,316	427,947
	290,334	54,865	59,213	35,387	439,799

Run of Mine Ore (tonne)
Direct Smelting Ores (tonne)	11,298	504	95	71	11,968
Ores Milled (tonne)	275,204	59,887	69,375	34,653	439,119
	286,502	60,391	69,470	34,724	451,087

Mining cost per tonne of ore mined ($)	66.11	73.43	56.27	108.19	69.09
Cash mining cost per tonne of ore mined ($)	51.24	44.33	47.82	67.94	51.26
Non cash mining cost per tonne of ore mined ($)	14.87	29.11	8.45	40.25	17.83

Unit shipping costs	3.60	4.04	2.11	4.76	3.54

Milling cost per tonne of ore milled ($)	11.62	13.80	12.54	15.55	12.37
Cash milling cost per tonne of ore milled ($)	10.63	12.50	11.44	15.55	11.39
Non cash milling cost per tonne of ore milled ($)	0.99	1.30	1.10	-	0.98

Average Production Cost
Silver ($ per ounce)	3.49	7.72	9.48	7.22	4.34
Gold ($ per ounce)	152.39	462.92	361.47	379.68	262.24
Lead ($ per pound)	0.22	0.46	0.57	0.45	0.28
Zinc ($ per pound)	0.14	0.28	-	-	0.18

Total production cost per ounce of Silver ($)	(2.86)	1.13	8.75	6.33	(1.25)
Total cash cost per ounce of Silver ($)	(3.87)	(6.53)	5.15	5.15	(2.77)

Total Recovery of the Run of Mine Ores
Silver (%)	92.0	81.6	84.1	88.1	89.9
Lead (%)	96.5	93.2	78.8	86.8	94.3
Zinc ( %)	69.3	71.4	-	-	76.1

Head Grades of Run of Mine Ores
Silver (gram/tonne)	407.0	154.4	160.4	266.7	311.6
Lead (%)	7.3	5.8	2.3	1.8	5.6
Zinc (%)	2.9	0.9	-	-	1.9

Sales Data
Metal Sales
Silver (ounce)	3,408	209	271	301	4,189
Gold (ounce)	-	2	-	-	2
Lead (pound)	42,914	5,899	2,932	1,321	53,066
Zinc (pound)	12,339	618	-	-	12,957
Metal Sales
Silver ($)	34,416	2,214	2,872	3,082	42,584
Gold ($)	32	1,033	33	56	1,154
Lead ($)	27,934	3,762	1,875	853	34,424
Zinc ($)	5,121	240	-	-	5,361
	67,503	7,249	4,780	3,991	83,523
Average Selling Price, Net of Value Added Tax and Smelter Charges
Silver ($ per ounce)	10.10	10.59	10.60	10.24	10.17
Gold ($ per ounce)	441.01	636.67	403.70	538.98	613.77
Lead ($ per pound)	0.65	0.64	0.64	0.65	0.65
Zinc ($ per pound)	0.42	0.39	-	-	0.41

Management’s Discussion and Analysis of Financial Condition and Results of Operations

SILVERCORP METALS INC.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

For the Year Ended March 31, 2009

(Expressed in thousands of US dollars, except share, per share, and mining data)

Fiscal 2008	Year ended March 31, 2008
	Ying	HPG	Consolidation

Production Data
Mine Data
Ore Mined (tonne)
Direct Smelting Ores (tonne)	11,010	1,919	12,929
Stockpiled Ores (tonne)	242,829	50,385	293,214
	253,839	52,304	306,143

Run of Mine Ore (tonne)
Direct Smelting Ores (tonne)	11,010	1,919	12,929
Ores Milled (tonne)	245,487	46,612	292,099
	256,497	48,531	305,028

Mining Cost per tonne of ore mined ($)	51.59	44.84	50.44
Cash mining cost per tonne of ore mined ($)	39.27	29.89	38.40
Non cash mining cost per tonne of ore mined ($)	12.32	14.95	12.04

Unit shipping costs	26.99	28.12	27.19

Milling Cost per tonne of ore milled ($)	11.00	17.36	11.93
Cash milling cost per tonne of ore milled ($)	10.01	15.95	10.85
Non cash milling cost per tonne of ore milled ($)	0.99	1.41	1.08

Average Production Cost
Silver ($ per ounce)	2.25	3.90	2.44
Gold ($ per ounce)	71.32	205.84	119.74
Lead ($ per pound)	0.19	0.35	0.21
Zinc ($ per pound)	0.18	0.28	0.19

Total production cost per ounce of Silver ($)	(9.65)	(17.12)	(10.15)
Total cash cost per ounce of Silver ($)	(10.11)	(22.56)	(10.99)

Total Recovery of the Run of Mine Ores
Silver (%)	91.3	89.0	91.1
Lead (%)	95.8	93.8	95.5
Zinc ( %)	72.0	65.6	71.6

Head Grades of Run of Mine Ores
Silver (gram/tonne)	464.2	207.4	420.3
Lead (%)	7.4	7.4	7.4
Zinc (%)	3.1	1.1	2.7

Sales Data
Metal Sales
Silver (ounce)	3,684	277	3,961
Gold (ounce)	-	2	2
Lead (pound)	42,282	7,342	49,624
Zinc (pound)	15,136	776	15,912
Metal Sales
Silver ($)	41,611	3,067	44,678
Gold ($)	111	1,079	1,190
Lead ($)	41,164	7,270	48,434
Zinc ($)	13,444	617	14,061
	96,330	12,033	108,363
Average Selling Price, Net of Value Added Tax and Smelter Charges
Silver ($ per ounce)	11.30	11.09	11.28
Gold ($ per ounce)	358.04	585.53	595.00
Lead ($ per pound)	0.97	0.99	0.98
Zinc ($ per pound)	0.89	0.80	0.88

Management’s Discussion and Analysis of Financial Condition and Results of Operations

SILVERCORP METALS INC.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

For the Year Ended March 31, 2009

(Expressed in thousands of US dollars, except share, per share, and mining data)

Fiscal 2007	Year ended March 31, 2007
Ying

Production Data
Mine Data
Ore Mined (tonne)
Direct Smelting Ores (tonne)	6,843
Stockpiled Ores (tonne)	162,987
169,830

Run of Mine Ore (tonne)
Direct Smelting Ores (tonne)	6,843
Ores Milled (tonne)	138,899
145,742

Mining Cost per tonne of ore mined ($)	40.74
Cash mining cost per tonne of ore mined ($)	34.63
Non cash mining cost per tonne of ore mined ($)	6.11

Unit shipping costs	8.21

Milling Cost per tonne of ore milled ($)	17.68
Cash milling cost per tonne of ore milled ($)	15.91
Non cash milling cost per tonne of ore milled ($)	1.77
-
Average Production Cost
Silver ($ per ounce)	2.38
Gold ($ per ounce)	70.79
Lead ($ per pound)	0.14
Zinc ($ per pound)	0.27
-
Total production cost per ounce of Silver ($)	(7.56)
Total cash cost per ounce of Silver ($)	(7.25)

Total Recovery of the Run of Mine Ores
Silver (%)	90.2
Lead (%)	94.4
Zinc ( %)	75.3

Head Grades of Run of Mine Ores
Silver (gram/tonne)	489.0
Lead (%)	8.9
Zinc (%)	3.2

Sales Data
Metal Sales
Silver (ounce)	1,935
Lead (pound)	26,262
Zinc (pound)	7,136
Metal Sales
Silver ($)	17,998
Gold ($)	69
Lead ($)	14,069
Zinc ($)	7,636
Others ($)	5
39,777
Average Selling Price, Net of Value Added Tax and Smelter Charges
Silver ($ per ounce)	9.30
Gold ($ per ounce)	276.47
Lead ($ per pound)	0.54
Zinc ($ per pound)	1.07

Management’s Discussion and Analysis of Financial Condition and Results of Operations

SILVERCORP METALS INC.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

For the Year Ended March 31, 2009

(Expressed in thousands of US dollars, except share, per share, and mining data)

(ii) Reconciliation cash and total cost per ounce of silver (Non-GAAP Measures)

The following tables provide a reconciliation of total cash costs and total production costs per silver ounce to the financial statements for the years ended March 31, 2009, 2008, and 2007.

Fiscal 2009	Ying	HPG	TLP	LM	Consolidation
Cost of sales	$19,891	$3,670	$3,303	$2,458	$29,322
By-product lead, zinc, and gold sales	(33,087)	(5,035)	(1,908)	(909)	(40,939)
Total adjusted cash costs	(13,196)	(1,365)	1,395	1,549	(11,617)
Divided by ounces of silver sold	3,408	209	271	301	4,189
Total cash costs per ounce of silver	$(3.87)	$(6.53)	$5.15	$5.15	$(2.77)

Total adjusted cash costs	$(13,196)	$(1,365)	$1,395	$1,549	$(11,617)
Amortization and depletion	3,434	1,601	977	353	6,365
Total adjusted cost of goods sold	(9,762)	236	2,372	1,902	(5,252)
Divided by ounces of silver sold	3,408	209	271	301	4,189
Total production cost per ounce of silver	$(2.86)	$1.13	$8.75	$6.33	$(1.25)

Fiscal 2008	Ying	HPG	Consolidation
Cost of sales	$17,389	$2,725	$20,114
By-product lead, zinc, and gold sales	(54,718)	(8,967)	(63,685)
Total adjusted cash costs	(37,329)	(6,242)	(43,571)
Divided by ounces of silver sold	3,684	277	3,961
Total cash costs per ounce of silver	$(10.11)	$(22.56)	$(10.99)

Total adjusted cash costs	$(37,329)	$(6,242)	$(43,571)
Amortization and depletion	1,703	1,505	3,208
Total adjusted cost of goods sold	(35,626)	(4,737)	(40,363)
Divided by ounces of silver sold	3,684	276,652	3,961
Total production cost per ounce of silver	$(9.65)	$(17.12)	$(10.15)

Fiscal 2007	Ying
Cost of sales	$7,738
By-product lead, zinc, and gold sales	(21,779)
Total adjusted cash costs	(14,041)
Divided by ounces of silver sold	1,935
Total cash costs per ounce of silver	$(7.25)

Total adjusted cash costs	$(14,041)
Amortization and depletion	1,190
Total adjusted cost of goods sold	(12,851)
Divided by ounces of silver sold	1,935
Total production cost per ounce of silver	$(7.56)

Management’s Discussion and Analysis of Financial Condition and Results of Operations

SILVERCORP METALS INC.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

For the Year Ended March 31, 2009

(Expressed in thousands of US dollars, except share, per share, and mining data)

3.

Development and Exploration

(a)

Ying Property

Ying Property
	2009	2008	2007
Opening balance	$18,303	$9,164	$3,189
Acquisition cost	-	-	2,497
Capitalized expenditures	6,914	9,664	4,567
Amortization	(2,336)	(1,527)	(1,128)
Translation impact	576	1,002	39
Ending balance, March 31	$23,457	$18,303	$9,164

The Ying property is held through the Company’s 77.5% equity interest subsidiary, Henan Found. Production of ore from Ying commenced on April 1, 2006, and since then, the Ying property has become the Company’s primary focus and most profitable project.

In 2009, the Company incurred $6.9 million (2008 - $9.7 million) development and exploration expenditures to expand the mine and mineral resources at the Ying property. A total of 15,688 meters (2008 - 45,520 meters) tunnel, 57,812 meters (2008 - 59,359 meters) of diamond drilling, and 13,166 meters (2008 - 3,522 meters) of shaft were completed in 2009.

The land use right for Henan Found’s mine and mill was purchased from the local owners and rezoning of these lands from agricultural to industrial use has been approved by Henan Provincial government.  The application of land title transfer is currently in process.

(b)

HPG Property

HPG Property
	2009	2008	2007
Opening balance	$9,733	$5,633	$-
Acquisition	-	1,603	5,633
Capitalized expenditures	1,835	3,356	-
Amortization	(1,352)	(1,515)	-
Impairment charges	(10,337)	-	-
Translation impact	121	656	-
Ending balance, March 31	$-	$9,733	$5,633

The HPG property is held through the Company’s 70% equity interest subsidiary, Henan Huawei. Production of ore from HPG commenced in April 2007.

In fiscal 2009, the Company completed 11,137 meters (2008 - 16,185 meters) of tunnel and 19,108 meters (2008 - 21,260 meters) of diamond drilling to expand the mineral resources. Total capitalized exploration expenditures was $1.8 million (2008 - $3.4 million).

As a result of a review of all mining and exploration assets in light of the economic events in calendar 2008 and the associated declines in the outlook for metal prices, the mining operation at the HPG property was suspended in December 2008 and a total of $10.3 million impairment charges were recorded during the period ended December 31, 2008. In March 2009, in response to the improving commodity price, the HPG mine operation was partially resumed.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

SILVERCORP METALS INC.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

For the Year Ended March 31, 2009

(Expressed in thousands of US dollars, except share, per share, and mining data)

(c)

TLP Mine

TLP Mine
	2009	2008	2007
Opening balance	$20,015	$-	$-
Acquisition	-	19,109	-
Capitalized expenditures	2,533	906	-
Amortization	(311)	-	-
Impairment charges	(22,796)	-	-
Translation impact	559	-	-
Ending balance, March 31	$-	$20,015	$-

The TLP Mine was acquired through the Company’s 77.5% equity interest subsidiary, Henan Found, in December 2007. Production of ore commenced in April 2008.

To further define and expand the mineral resources, the Company incurred $2.5 million (2008 - $0.9 million) exploration expenditures and completed a total of 10,237 meters (2008 - 1,862 meters) of tunnel and 17,374 meters (2008 - 8,058 meters) of diamond drilling. A NI43-101 technical report on the TLP and LM Mines was completed and filed in December 2008.

In December 2008, the mining operation at the TLP Mine was suspended as the result of a review of its mining and exploration results and in light of the economic events and the associated decline in the outlook for metal prices and a total of $22.8 million of impairment charges were recorded. In May 2009, in response to the improving commodity price, the TLP mine operation was partially resumed.

(d)

LM Mine

LM Mine
	2009	2008	2007
Opening balance	$9,749	$-	$-
Acquisition	-	7,176	-
Capitalized expenditures	1,808	2,573	-
Amortization	(1,247)	-	-
Impairment charges	(10,556)	-	-
Translation impact	246	-	-
Ending balance, March 31	$-	$9,749	$-

The Company acquired the LM Mine through the its 70% equity interest subsidiary, Henan Huawei, in October 2007. Production of ore commenced in April 2008.

To further define and expand the mineral resources, the Company incurred $1.8 million (2008 - $2.6 million) exploration expenditures and completed a total of 7,346 meters (2008 - 1,677 meters) of tunneling and 16,107 meters (2008 - 3,549 meters) of diamond drilling. A NI43-101 technical report on the TLP and LM Mines was completed and published in December 2008.

In December 2008, the mining operation at the LM Mine was suspended as the result of a review of its mining and exploration results and in light of the economic events and the associated decline in the outlook for metal prices and a total of $10.6 million impairment charges were recorded. In May 2009, in response to the improving commodity price, the LM mine operation was partially resumed.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

SILVERCORP METALS INC.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

For the Year Ended March 31, 2009

(Expressed in thousands of US dollars, except share, per share, and mining data)

(e)

Nabao Project

Nabao Project
	2009	2008	2007
Opening balance	$1,058	$-	$-
Capitalized expenditures	1,141	1,058	-
Impairment charges	(2,005)	-	-
Translation impact	(194)	-	-
Ending balance, March 31	$-	$1,058	$-

The Nabao project was held through the Company’s subsidiary, Qinghai Found, in which the Company has an 82% interest.

In December 2008, the Company put this project on hold due to the economic downturn and Nabao project’s isolated location. A total of $2.0 million impairment charges related to the project were recorded on the consolidated statements of operation for the period then ended. In May 2009, Nabao project was put into care and maintenance.

(f)

GC & SMT Projects

GC &SMT Projects
	2009	2008	2007
Opening balance, March 31	$-	$-	$-
Acquisition	80,044	-	-
Capitalized expenditures	1,251	-	-
Translation impact	(15,339)	-	-
Ending balance, March 31	$65,956	$-	$-

The GC and SMT projects were acquired in June 2008 for a total consideration of $60.8 million through the acquisition of 100% interest of Yangtze Mining Ltd., which holds a 95% interest in Anhui Yangtze Mining Co. Ltd. (“Anhui Yangtze”), the 100% interest owner of the GC and SMT projects. Upon the acquisition of GC & SMT projects, a total of $19.2 million future tax liabilities were recognized and capitalized.

In December 2008, a joint venture, Guangdong Found Mining Co. Ltd. (“Guangdong Found”), designated as the operating company of the GC & SMT projects, was established in Guangdong Province where the properties are located. Guangdong Found owns 100% of the mineral properties and associated assets of the GC & SMT projects. This reorganization results in the Company maintaining a 95% equity interest in Guangdong Found.

In fiscal 2009, the Company completed 10,000 meters of diamond drilling at the GC and SMT projects and a further 3,000 meters of diamond drilling is planned for fiscal 2010.

The Company’s primary focus at the GC project is the mining permit application.  The Company has obtained a Notice of Approval for starting the process of Mining Permit Application from the Ministry of Land and Resources (“MOLAR”), completed the Resource Utilization Plan (“RUP”) Report, and the Environmental Assessment Report.  The RUP Report has been reviewed by MOLAR, and the health and safety section of the RUP Report has been reviewed by the Guangdong Provincial Safety Production Bureau. Both reviews indicate that report has satisfied the requirement for the mining permit application.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

SILVERCORP METALS INC.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

For the Year Ended March 31, 2009

(Expressed in thousands of US dollars, except share, per share, and mining data)

(g)

NZ Project

NZ Project
	2009	2008	2007
Opening balance, March 31	$2,047	$1,529	$-
Acquisition	-	-	1,529
Capitalized expenditures	-	353	-
Disposal	(1,819)	-	-
Translation impact	(228)	165	-
Ending balance, March 31	$-	$2,047	$1,529

The NZ project was acquired through the Company’s 77.5% interest subsidiary, Henan Found, in 2007.

In 2009, the Company disposed of the NZ project to a third party for total consideration of $1.0 million, and a loss of $0.8 million was recorded.  The disposition occurred by selling a 100% owned subsidiary of Henan Found, which was holding the NZ project.

4.

Annual Financial Results

The following table sets out highlights of Silvercorp’s financial results together with selected balance sheet information for the years ended March 31, 2009, 2008, and 2007.

	2009	2008	2007
Sales	$83,523	$108,363	$39,777
Gross profit	47,836	85,041	30,849
Expenses	11,750	12,680	6,421
Impairment charges	50,707	-	-
Other items	(782)	7,324	5,336
Net income (loss)	(15,997)	59,937	22,023
Basic earnings (loss) per share	(0.11)	0.41	0.15
Diluted earnings (loss) per share	(0.11)	0.40	0.15

Total assets	205,202	190,267	94,151
Total shareholders equity	152,446	148,992	77,538
Cash dividend declared	8,030	6,891	-
Cash dividend declared per share	0.06	0.05	-

Management’s Discussion and Analysis of Financial Condition and Results of Operations

SILVERCORP METALS INC.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

For the Year Ended March 31, 2009

(Expressed in thousands of US dollars, except share, per share, and mining data)

(a) Year 2009 operating results compared with year 2008

Net loss in fiscal 2009 was $16.0 million, while net income of $59.9 million was recorded in fiscal 2008. The loss in fiscal 2009 was mainly due to the $50.7 million impairment charges taken and the decrease in metal prices. Excluding exceptional items, adjusted earnings was $27.3 million or $0.18 per share in fiscal 2009.

Sales in fiscal 2009 decreased by 23% to $83.5 million compared to the sales of $108.4 million in fiscal 2008. Sales were negatively affected by the decline in metal prices. For the 2009 fiscal year, the average realized net smelter return or “NSR” for silver, lead and zinc were $10.17/oz, $0.65/lb and $0.41/lb, down 10%, 34% and 53% respectively, compared to fiscal 2008.

Cost of goods sold in fiscal 2009 amounted to $35.7 million, increased $12.4 million or 53% compared with $23.3 million recorded in fiscal 2008. For the year, gross profit was $47.8 million, about 57% of sales, compared to $85.0 million being 78% of sales in fiscal 2008.  The declining gross profit was mainly attributed to (i) declining metal prices since July 2008; (ii) the lower grade nature of ores from the TLP, LM and HPG mines which increased the unit cost of production; and (iii) the quantity of metals sold in fiscal 2009. The cost of goods sold were comprised of $29.3 million (2008 - $20.1 million) cash costs and $6.4 million (2008 - $3.2 million) amortization and depreciation charges.

Accretion of asset retirement obligation in fiscal 2009 was $0.1 million, a slight increase from accretion expenses of $0.06 million recorded in fiscal 2008, as the Company incurred additional $0.7 million in asset retirement obligation in fiscal 2009. The Company’s asset retirement obligations are related to the reclamation costs of the Ying, HPG, TLP and LM properties and was calculated using a credit-adjusted risk-free discount rate of 6%. The total undiscounted amount of cash flows required to settle the obligations were estimated at approximately $3.1 million, assuming the cash flow will be at the end of mine lives, which range from six to ten years.

Foreign exchange gain in fiscal 2009 was $2.9 million compared to a foreign exchange loss of $0.6 million recorded in fiscal 2008. The gain in fiscal 2009 was mainly due to the strengthening Chinese yuan and the conversion of Chinese yuan to US dollars, and then to Canadian dollars.

The Company’s operating subsidiaries, Henan Found and Henan Huawei, are considered as self-sustaining operations and the cumulative effects of foreign currency translations are reflected as part of accumulated comprehensive income, a component of shareholders’ equity, and amounted to a gain of $11.3 million for the year ended March 31, 2009. The cumulative effects of the translation of the consolidated financial statements from functional currency (Canadian dollar) to the reporting currency (US dollar) were also reflected as part of accumulated comprehensive income, and amounted to a loss of $35.4 million for the year ended March 31, 2009 due to the strengthening US dollar.

General exploration and property investigation expenses of $2.3 million were 28% or $0.5 million higher in fiscal 2009 compared to $1.8 million in fiscal 2008. The increase was mainly due to the increase of governmental levies included in this expense category.

Investor relations expenses of $0.6 million were $0.3 million higher in fiscal 2009 than the $0.3 million investor relations expense recorded in fiscal 2008. The increase is mainly attributable to the increase usage of newswire services compared to the prior year period.

General and administrative, including stock-based compensation, in fiscal 2009 were $9.3 million, an increase of 28% compared to the expense of $7.3 million recorded in fiscal 2008. The increase was mainly attributable to further enhancements of corporate and operating infrastructure and adjustments to operations.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

SILVERCORP METALS INC.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

For the Year Ended March 31, 2009

(Expressed in thousands of US dollars, except share, per share, and mining data)

Professional fees were $1.5 million, a decrease of 30% from $2.1 million in fiscal 2008, reflecting less regulatory activities in fiscal 2009.

Impairment charges in fiscal 2009 were $50.7 million, which were primarily due to the suspension of the mining operations at the HPG, TLP and LM and the exploration program at Nabao project in December 2008 due to the economic downtown.  No impairment charges were recorded in fiscal 2008.

Equity loss of $1.5 million in fiscal 2009 represented an increase of $1.2 million compared to the equity loss of $0.3 million in fiscal 2008. The increase was mainly due to an equity pickup of an impairment loss of $7.3 million recorded by New Pacific Metals Corp.

Other income in fiscal 2009 was $0.5 million, a decrease of $4.0 million compared to other income of $4.5 million recorded in fiscal 2008 as no option income was recognized in fiscal 2009 while option income of $4.5 million was recognized in fiscal 2008 from shares issued by NUX pursuant to the Kang Dian Project Option Agreement along with the increase in NUX’s market value upon the release of the escrow shares.

Interest income in fiscal 2009 was $1.3 million, a decrease of $1.3 million compared the interest income of $2.6 million in fiscal 2008 as a result of less cash on hand and lower interest rates.

Income tax recovery of $0.9 million in fiscal 2009 was comprised of current income tax expenses of $7.0 million (2008 - $0.4 million) and future income tax recovery of $7.9 million (2008 - expense $0.1 million). The increase in current income tax expense was mainly because the operating results of Henan Found is subject to 12.5% income tax starting from January 1, 2008 and $1.6 million accrued dividend withholding tax of 10% relating to dividends declared in February 2009 by the Company’s 77.5% owned Chinese subsidiary Henan Found Mining Co. Ltd. The future income tax recovery recorded in fiscal 2009 was mainly due to the impairment charges on the HPG, TLP and LM mines.

(b) Year 2008 operating results compared with year 2007

For the year ended March 31, 2008, gross profit from mine operations amounted to $85.0 million (2007 - $30.8 million), representing a gross margin of 78% (2007 - 78%). The net income was $59.9 million (2007 - $22.0 million) with a net profit margin of 55% (2007 - 55%). The net earnings are $0.41 (CAD$0.42) per basic share, a 173% increase compared to $0.15 (2007 - CAD$0.17) per basic share for the same period last year.

The Company continues to achieve industry leading low total production costs per ounce of silver.  The total production cost is negative $10.99 per ounce of silver after adjusting for by-product credits for the year ended March 31, 2008, compared to negative $7.25 per ounce in the same period a year ago.

For the year ended March 31, 2008, ores mined increased by 80% resulting in a total of 306,143 (2007- 169,830) tonnes of ores mined, from which 12,929 (2007 - 6,843) tonnes of direct smelting ores were hand sorted for direct shipment to smelters, and 293,214 (2007 - 162,987) tonnes of ores were shipped to mills for treatment to recover silver-lead and zinc concentrates.  The average mining cost is $50.44 (2007 - $40.74) per tonne of ore and average milling cost is $11.93 (2007 - $17.68) per tonne of ore.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

SILVERCORP METALS INC.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

For the Year Ended March 31, 2009

(Expressed in thousands of US dollars, except share, per share, and mining data)

Net cash provided by operating activities rose to $79.8 million (CAD$82.8 million) for the year ended March 31, 2008, a 165% increase compared to $30.1 million (CAD$34.2 million) over the same period last year. Capital expenditures during the period amounted to $36.6 million representing the purchase of mineral rights and properties. A cash dividend distribution of $6.9 million (CAD$7.4 million) was paid to the shareholders during the year ended March 31, 2008.  The Company ended the year with cash and cash equivalents and short term investments of $84.2 million as of March 31, 2008.

 Sales: During the year ended March 31, 2008, the Company increased sales by 172% to $108.4 million (2007 - $39.8 million) compared to the prior year period.  The increase is primarily attributed to an increase in sales from the Ying silver property to $96.4 million (2007 - $39.8 million) and an increased of sales at the HPG property of $12.0 million (2007 - $nil).

 Cost of sales: The total cost of sales, including milling costs, for the year ended March 31, 2008 amounted to $23.3 million (2007 - $8.9 million), and are comprised of $20.1 million (2007 - $7.7 million) for the cash cost and $3.2 million (2007 - $1.2 million) for the depreciation charges.

Accretion of asset retirement obligations: For the year ended March 31, 2008, the Company recognized $61 (2007 - $61) as accretion of asset retirement obligations.  The Company’s assets retirement obligations related to the reclamation cost of the Ying property and was calculated using a credit-adjusted risk-free discount rate of 6.0%.  The total undiscounted amount of cash flows required to settle the obligations is estimated at approximately $1.2 million and is expected to be settled gradually over the estimated mine life, 6 years.  These obligations will be funded from the Company’s resources upon local government’s fee payment requests.

Foreign exchange loss (gain): During the year ended March 31, 2008, the Company recorded a foreign exchange loss of $0.6 million (2007 - gain $307) reflecting the impact of foreign currency transactions and integrated foreign operations.

The Company’s operating subsidiaries, Henan Found and Henan Huawei, are considered to be self-sustaining operations and the cumulative effects of foreign currency translations are reflected as part of accumulated comprehensive income (loss), a component of shareholders’ equity, and amounted to $4.0 million (2007 - $1.0 million) for the year ended March 31, 2008.

General exploration and property investigation expenses: During the year ended March 31, 2008, the Company incurred general exploration and property investigation expenses of $1.8 million (2007 - $0.8 million) representing an increase of 125% or $1.0 million as the Company actively pursues its strategy to grow through the exploration, development and production of advanced silver properties in China.

Investor relations: During the year ended March 31, 2008, the Company incurred investor relation costs of $0.3 million (2007 - $0.8 million) representing a decrease of 62% or $0.5 million as compared to the same period in the prior year.  The decrease is mainly attributable to an increase in focused, efficient, and effective investor relation activities.

General and administrative: During the year ended March 31, 2008, the Company incurred general and administrative of $4.8 million (2007 - $2.3 million) representing an increase of $2.5 million or 111%. The increase is mainly attributable to further enhancements of the corporate and operating infrastructure to effectively manage the continual growth and increase of business activities.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

SILVERCORP METALS INC.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

For the Year Ended March 31, 2009

(Expressed in thousands of US dollars, except share, per share, and mining data)

Professional fees: During the year ended March 31, 2008, the Company incurred professional fees of $2.1 million (2007 - $0.5 million) a $1.7 million or 371% increase as compared to the same period in the prior year incurred for corporate governance and regulatory matters.

Stock-based compensation expenses: During the year ended March 31, 2008, the Company recognized $2.5 million (2007 - $2.0 million) of non-cash stock-based compensation expenses for incentive stock options granted to directors, officers, employees, and consultants values using the Black Scholes options pricing model. This represented an increase of 26% or $0.5 million over the prior year as a result of new options  granted during the year and the significant increase of the share price of the Company over the prior year.

Equity income in investment: During the year ended March 31, 2008, the Company recorded an equity loss of $0.3 million (2007 – loss $0.2 million) and is solely attributed to the Company’s investment in NUX.

Interest income:  During the year ended March 31, 2008, the Company recognized $2.6 million (2007 - $1.7 million) representing an increase of 51% or $0.9 million over the same period in the prior year.  The increase is attributed to additional cash provided by operating activities through the Ying and HPG operations and higher interest rates earned on funds held on deposit.

(c)  Reconciliation of Non-GAAP Measure - Adjusted earnings and adjusted EPS

The following table provides a reconciliation of adjusted net income and adjusted EPS to reported net loss for years ended March 31, 2009, 2008, and 2007.

	Year ended March 31
	2009	2008	2007

Reported net income (loss)	$(15,997)	$59,937	$22,023
Adjustments:
Impairment charges	50,707	-	-
Unrealized foreign exchange loss associated with future income tax liabilities	4,666	-	-
Future income taxes recovery associated with impairment charges	(5,555)	-	-
Adjusted income before non controlling interest	33,821	59,937	22,023
Non controlling interest associated with adjustments above	(6,502)	-	-
Adjusted income	27,319	59,937	22,023

Adjusted basic earning per share	$0.18	$0.41	$0.15
Adjusted diluted earning per share	$0.18	$0.40	$0.15
Weighted Average Number of Shares Outstanding - Basic	152,350,041	147,660,730	143,913,693
Weighted Average Number of Shares Outstanding - Diluted	153,690,966	150,954,072	149,674,056

Management’s Discussion and Analysis of Financial Condition and Results of Operations

SILVERCORP METALS INC.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

For the Year Ended March 31, 2009

(Expressed in thousands of US dollars, except share, per share, and mining data)

Quarterly Financial Results

The tables below set out highlights of Silvercorp’s quarterly results for the past 12 quarters.

	Quarters ended (unaudited)
2009	March 31	December 31	September 30	June 30
Sales	$17,392	$15,168	$20,104	$30,859
Gross profit	11,010	5,239	10,234	21,352
Expenses	2,148	4,094	1,632	4,244
Impairment charges	2,907	47,433	-	-
Other items	(224)	(240)	(909)	591
Net income (loss)	1,238	(33,695)	4,858	11,601
Basic earnings (loss) per share	0.01	(0.22)	0.03	0.08
Diluted earnings (loss) per share	0.01	(0.22)	0.03	0.08

Cash dividend declared	2,564	2,476	2,990	-
Cash dividend declared per share	0.02	0.02	0.02	-

	Quarters ended (unaudited)
2008	March 31	December 31	September 30	June 30
Sales	$26,845	$30,091	$29,174	$22,253
Gross profit	20,229	24209	23,213	17,389
Expenses	4,659	3013	2,729	2,279
Other items	1,178	2,142	1,788	2,216
Net income	10,859	17,781	16,770	14,527
Net income per share - Basic	0.07	0.12	0.11	0.10
Net income per share - Diluted	0.07	0.12	0.11	0.10

Cash dividend declared	-	-	6,891	-
Cash dividend declared per share	-	-	0.05	-

	Quarters ended (unaudited)
2007	March 31	December 31	September 30	June 30
Sales	$13,374	$12,996	$9,548	$3,861
Gross profit	9,814	10,613	7,382	3,041
Expenses	1,968	1,507	1,788	1,157
Other items	2,298	1,372	813	851
Net income	6,885	8,246	4,784	2,108
Net income per share - Basic	0.05	0.06	0.03	0.01
Net income per share - Diluted	0.05	0.05	0.03	0.01

Cash dividend declared	-	-	-	-
Cash dividend declared per share	-	-	-	-

Management’s Discussion and Analysis of Financial Condition and Results of Operations

SILVERCORP METALS INC.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

For the Year Ended March 31, 2009

(Expressed in thousands of US dollars, except share, per share, and mining data)

Fourth quarter ended March 31, 2009

Net income in the fourth quarter ended March 31, 2009 (“Q4”) of $1.2 million or $0.01 per share and adjusted non-GAAP earnings were $6.9 million or $0.05 per share, after excluding three exceptional items recorded during the quarter.  Those items were:

•

$1.2 million unrealized foreign exchange loss relating to translation from Chinese yuan to Canadian dollars. The unrealized foreign exchange loss in the previous quarter was $2.5 million.

•

$1.6 million accrued dividend withholding tax relating to dividends declared in February 2009 by the Company’s 77.5% owned Chinese subsidiary Henan Found Mining Co. Ltd. from the 2008 calendar year earnings.  According to a new Chinese income tax regulation effective on January 1, 2008, dividends paid to oversea investors are subject to a 10% withholding tax.

•

$2.9 million non-cash impairment charge writing down an equity investment in New Pacific Metals Inc. to the market value, as the fair value decline is considered as other than temporary decline.

Sales in Q4 2009 were $17.4 million, a decline of 35% compared to sales of $26.8 million for the same period last year, and an increase of 14% compared with sales of $15.2 million in the last quarter.  The average quarterly Net Smelter Return (NSR) net of value added tax for silver, lead and zinc of $8.68/oz, $0.52/lb and $0.37/lb decreased by 33%, 51% and 33%, respectively, compared to a year ago, but increased by 18%, 27% and 32%, respectively, compared to the previous quarter.

Cost of goods sold in Q4 2009 were $6.4 million, compare to the $6.6 million in Q4 2008. The cost of goods sold includes $6.3 million (same period last year - $6.5 million) for cash costs and $0.1 million (same period last year - $0.1 million) for amortization and depreciation charges. The cost was in line with the amount recorded in the same quarter 2008, but decreased by $3.5 million or 35% compared to the costs of goods sold of $9.9 million recorded in the third quarter 2009 as a result of enhanced management of mining contractors and quality control procedures at the Ying Mine.

Accretion on asset retirement obligation in Q4 2009 increased by $18 to $35 compared with the accretion expense of $17 recorded in the same period last year. The increase was mainly due to additional asset retirement obligations associated with the TLP and LM mines incurred in fiscal 2009. The Company’s asset retirement obligations are related to the reclamation cost of the Ying, HPG, TLP and LM properties and was calculated using a credit-adjusted risk-free discount rate of 6%. The total undiscounted amount of cash flows required to settle the obligations is estimated at approximately $3.1 million, assuming the cash outflow will be at the end of mine lives, which range from 6 to 10 years.

Foreign exchange gain in Q4 2009 was $673, an increase of 33% compared to the foreign exchange gain of $507 recorded in Q4 2008 as a result of the strengthening Chinese yuan and the conversion of Chinese yuan to US dollars, and then to Canadian dollars.

The Company’s operating subsidiaries, Henan Found and Henan Huawei, are considered to be self-sustaining operations and the cumulative effects of foreign currency translations are reflected as part of accumulated comprehensive income, a component of shareholders’ equity, and amounted to a gain of $1.1 million for the three months ended March 31, 2009. The cumulative effects of the translation of the consolidated financial statements from functional currency (Canadian dollar) to the reporting currency (US dollar) were also reflected as part of accumulated comprehensive income, and amounted to a loss of $5.8 million for the three months ended March 31, 2009 due to the strengthening US dollar.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

SILVERCORP METALS INC.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

For the Year Ended March 31, 2009

(Expressed in thousands of US dollars, except share, per share, and mining data)

General exploration and property investigation expenses in Q4 2009 were $500, a decrease of 52% or $538 compared to the expense of $1,038 incurred in the same period last year, reflecting adjustments made to its operations to maintain positive quarterly cash flows in response to the economic downturn.

Investor relations expenses of $109 in Q4 2009, representing an increase of 58% over the $69 of investor relation expenses recorded in the same period last year, was mainly due to the increased  usage of newswire services compared to the prior year period.

General and administrative, including stock based compensation expense, was $2.0 million in Q4 2009, representing a decrease of $387 or 16% compared to the expenses of $2.4 million incurred in the same period last year. The decrease was mainly attributable to reduced operating infrastructure including reductions to salaries and a general focus on cost reduction in order to preserve the cash on hand.

Professional fees in Q4 2009 were $130, a decrease of $1,327 or 91% compared to professional fees of $1,457 recorded in the same period last year.

Impairment charges in Q4 2009 were $2.9 million, which mainly included $2.7 million impairment charges to the investment in NUX to mark down the carrying value of the investment in NUX to the market value of NUX’s common share as at March 31, 2009. No impairment charge was recorded in the same period last year.

Equity gain in Q4 2009 was $12 while an equity loss of $78 was recorded in the same period last year.  The gain was due to the equity pickup of the earnings mainly arising from foreign exchange recorded by NUX.

Other income (loss) in Q4 2009 was a loss of $3 which was mainly the foreign currency translation effect.  There was no other income in the same period last year.

Interest income in Q4 2009 was $75, representing a decrease of 89% or $618 compared to interest income of $693 recorded in the prior year period. The decrease was due to less cash on hand and lower interest rates during the current period.

Income tax expenses in Q4 2009 were $2.5 million, an increase of 25% over the income tax expense of $2.0 million recorded in the same period last year. In Q4 2009, the Company accrued a total of $1.6 million in withholding tax on the dividend declared by the board of Henan Found as required by the new Chinese income tax law. There was no dividend withholding tax in the same period last year. The income tax expenses recorded in Q4 2009 also included current income tax expenses of $2.8 million (same period last year - $2.0 million) arising from the operating earnings of Henan Found and a future income tax recovery of $325 (same period last year - $31).

5.

Outlook

In light of somewhat improved global commodity prices, the Company has adjusted its China operations strategies accordingly.  While maintaining full scale production at the Ying Mine, production at the TLP, LM and HPG mines, which was suspended in late December 2008, will be partially resumed.

At the Ying mine, mining, development and exploration are proceeding as planned with production being maintained at 700-750 tonnes of ore per day.  Ore production is forecast to be 260,000 tonnes for fiscal 2010.  Projected head grades, recovery rates and metal production for the Ying mine are listed in the table below:

Management’s Discussion and Analysis of Financial Condition and Results of Operations

SILVERCORP METALS INC.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

For the Year Ended March 31, 2009

(Expressed in thousands of US dollars, except share, per share, and mining data)

Ying Mine Production Forecast Fiscal 2010 (Ending March 31, 2010)
Ore mined/milled	Commodity	Grade	Recoveries	Projected metal sales
260,000 Tonnes	Silver	480g/t	91%	3.65 Million oz
	Lead	9%	95%	49 Million lbs
	Zinc	3%	72%	12 Million lbs

At the TLP, HPG and LM mines, the Company will focus on exploration and mine development.  Mine production is scheduled to be partially resumed in the first quarter fiscal 2010.  Mine production is planned at 120,000 tonnes for the TLP & LM mines and 30,000 tonnes for the HPG mine in fiscal 2010.  This will yield approximately 1.0 - 1.4 million ounces of silver to bring the total silver production from the Ying Mining Camp to around 4.65 - 5.05 million ounces in fiscal 2010.

Using metal prices in January 2009 and the above production projections, the Company’s mining operations are projected to operate with a gross profit margin of between 55% and 60%, resulting in expected cash flows from operations of $35 million to $40 million.  Capital expenditures for fiscal 2010 are budgeted at $16 million for the Ying Mining Camp, including $11 million for the Ying Mine and $5 million for the TLP, LM and HPG mines.

At the GC project in Guangdong Province, the Company has made the following progress in applying for a mining permit and advancing the project towards production:

●

An Environmental Assessment Report was completed in March 2009 and has passed a review by an expert panel appointed by the Environmental Protection Bureau of Guangdong Province and by the local community.  The panel recommended that the Environmental Protection Bureau approve the GC project mining development. Pending receipt of the final approval from the Environmental Protection Bureau, a mining permit application can be submitted to the Ministry of Land and Resources of China in Beijing.

●

2008 exploration results and recent drilling results are being incorporated into a NI43-101 technical update with a new resource estimate for the GC project which is expected to be released in June 2009.

●

The Company has engaged a Chinese engineering firm with Class A qualification in mine and mill designs to provide a full mine and mill design for the GC project.  This will be equivalent to a feasibility study in Canada.

The Company has budgeted approximately $4 million for the GC project in fiscal 2010 for exploration, reports, mine and mill designs, and for permitting.  This brings the Company’s overall capital expenditures budget for fiscal 2010 to $20 million.

The Company is also actively evaluating mining assets with defined resources in North America for acquisition or joint venture.

6.

Liquidity and Capital Resources

(a)   Working Capital

As at March 31, 2009, the Company had a working capital position of $47.6 million (2008 - $69.5 million) comprised mainly of cash and cash equivalents of $41.5 million (2008 - $47.1 million), short term investments of $24.0 million (2008 - $37.1 million), accounts receivable, prepaids and deposits of $2.9 million (2008 - $5.3 million) and inventories of $1.5 million (2008 - $2.4 million), offset by current liabilities of $23.4 million (2008 - $22.4 million).

Management’s Discussion and Analysis of Financial Condition and Results of Operations

SILVERCORP METALS INC.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

For the Year Ended March 31, 2009

(Expressed in thousands of US dollars, except share, per share, and mining data)

Working capital decreased by 32% or $21.9 million compared to the year ended March 31, 2008  primarily as  result of the acquisition of mineral rights and properties and deferred exploration costs totaling $37.1 million, the purchase of equipment and construction of plant of $12.7 million and the buy back of shares totaling $9.5 million, offset by cash provided by 10,000,000 common share equity financing of $22.7 million and operating activities of $47.0 million.

(b)  Cash and Cash Equivalents, and Short Term Investments

Cash and cash equivalents plus short term investments as at March 31, 2009, decreased by $18.8 million to $65.4 million (March 31, 2008 - $84.2 million).

During the year ended March 31, 2009, the Company’s cash and cash equivalents decreased by $5.6 million to $41.5 million (March 31, 2008 - $47.1 million) as a result of: cash provided by operating activities of $47.0 million (2008 - $79.8 million), cash used in investing activities of $36.4 million (2008 - $81.8 million), cash used in financing activities of $4.8 million (2008 - $9.4 million), and the negative effect of exchange rate changes on cash of $11.3 million (2008 - positive $5.1 million).

(c)

Cash Flow: fiscal 2009 and 2008

Operating activities generated $47.0 million in fiscal 2009, a decrease of $32.8 million, compared to $79.8 million provided by operating activities in fiscal 2008. Before changes in non-cash working capital items, which generated $2.3 million cash in fiscal 2009 (2008 - used $1.1 million), cash flow from operating activities in fiscal 2009 was $44.7 million (2008 - $80.9 million).  The lower operating cash flow in fiscal 2009 was mainly because of the decrease of metal prices and the tax payments as Henan Found commenced paying 12.5% income tax on its earnings starting in January 2008.

Investing activities used $36.4 million in 2009 and mainly included the acquisition of mineral rights and deferred exploration and development expenditures of $37.1 million, purchase of equipment and construction of the 2000 t/d new mill of $12.7 million, partially offset by proceeds from the redemption of short term investment of $13.0 million. Investing activities used $81.8 million in fiscal 2008 mainly included the acquisition of the TLP and LM mines as well as deferred exploration and development expenditures of $36.6 million, purchase of equipment of $7.5 million, long term investment of $5.6 million, and purchase short term investment of $29.5 million..

Financing activities used $4.8 million in 2009 and mainly included proceeds from share issuance of $22.7 million offset by cash of $9.5 million used to buy back shares under a normal course issuer bid,  distribution to the non-controlling shareholder of Henan Found of $13.2 million, and dividends of $5.5 million paid to the shareholders of the Company. Cash used in financing activities of $9.4 million in 2008 included proceeds from the exercise of options of $2.3 million offset by the repayment of $1.4 million to a related party, distribution to non-controlling interest of $3.4 million, and cash dividend to shareholders of $6.9 million.

(d)

Cash Flow: 2007

Operating activities in fiscal 2007 generated $30.1 million. Cash provided by financing activities was $39.2 million in fiscal 2007 mainly because the Company raised a total of $42.4 million cash through a private placement. Cash used in investing activities in 2007 was $18.8 million, which mainly included $11.8 million acquisition costs of the HPG mine and deferred exploration costs incurred at Ying as well as $6.3 million acquisition of plant and equipment to expand the mining activities at Ying.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

SILVERCORP METALS INC.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

For the Year Ended March 31, 2009

(Expressed in thousands of US dollars, except share, per share, and mining data)

(e)

Commitments

In addition to the commitments otherwise disclosed in these financial statements, the Company has commitments related to leasehold obligations of $1.0 million over the next six years as follows:

For years ending March 31: 2009: $42; 2010: $188; 2011: $188; 2012: $205; 2013: $233; and 2014: $167.

Subsequent to the year ended March 31, 2009, Silvercorp subleased an office to a third party for annual rental income of $62 for a period of four years expiring September 2013.

(f)

Available Sources of Funding

The Company does not have unlimited resources and its future capital requirements will depend on many factors, including, among others, cash flow from operations.  To the extent that its existing resources and the funds generated by future income are insufficient to fund the Company’s operations, the Company may need to raise additional funds through public or private debt or equity financing.  If additional funds are raised through the issuance of equity securities, the percentage ownership of current shareholders will be reduced and such equity securities may have rights, preferences or privileges senior to those of the holders of the Company’s common stock.  No assurance can be given that additional financing will be available or that, if available, can be obtained on terms favourable to the Company and its shareholders.  If adequate funds are not available, the Company may be required to delay, limit or eliminate some or all of its proposed operations.  The Company believes it has sufficient capital to meet its cash needs for the next 12 months, including the costs of compliance with continuing reporting requirements.

7.

Financial Instruments and Related Risks

The Company manages its exposure to financial risks, including liquidity risk, foreign exchange rate risk, interest rate risk, and credit risk in accordance with its risk management framework. The Company’s Board of Directors has overall responsibility for the establishment and oversight of the Company’s risk management framework and reviews the Company’s policies on an ongoing basis.

(a)  Fair value

The fair values of financial instruments at March 31, 2009 and March 31, 2008 are summarized as follows:

Management’s Discussion and Analysis of Financial Condition and Results of Operations

SILVERCORP METALS INC.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

For the Year Ended March 31, 2009

(Expressed in thousands of US dollars, except share, per share, and mining data)

	March 31, 2009		March 31, 2008
	Carrying amount	Fair value	Carrying amount	Fair value
	$	$	$	$
Financial Assets
Held for trading
Cash and cash equivalents	41,470	41,470	47,093	47,093
Short term investments	23,962	23,962	37,146	37,146
Restricted cash	293	293	-	-
Loans and receivables
Accounts receivables	2,213	2,213	3,393	3,393
Amounts due from related parties	249	249	47	47
Available for sale
Long term investments
Dajin Resources Corp.	24	24	204	204

Financial Liabilities
Other financial liabilities
Accounts payable and accrued liabilities	8,533	8,533	7,027	7,027
Deposits received from customers	1,290	1,290	2,573	2,573
Dividends payable	2,564	2,564	-	-
Amounts due to related parties	7,353	7,353	12,118	12,118
Notes payable	658	658	-	-

The fair value of financial instruments represents the amounts that would have been received from or paid to counterparties to settle these instruments.  The carrying amount of all financial instruments classified as current approximates their fair value because of the short maturities and normal trade term of these instruments.  The fair value of the long term investment in Dajin Resources Corp. was based on quoted market prices.

(b) Liquidity risk

The Company has in place a planning process to help determine the funds required to support the Company’s normal operating requirements on an ongoing basis and its expansion plans. The Company ensures that there are sufficient funds to meet its short-term business requirements, taking into account its anticipated cash flows from operations and its holdings of cash and cash equivalents and short term investments.

In the normal course of business, the Company enters into contracts that give rise to commitments for future minimum payments. The following summarizes the remaining contractual maturities of the Company’s financial liabilities.

	March 31, 2009		March 31, 2008
	Within a year	Total
Accounts payable and accrued liabilities	$8,533	$8,533	$7,027
Deposits received from customers	1,290	1,290	2,573
Dividends payable	2,564	2,564	-
Amount due to related parties	7,353	7,353	12,118
Notes payable	658	658	-
	$20,398	$20,398	$21,718

(c) Exchange risk

The Company undertakes transactions in various foreign currencies, and reports its results of its operations in US dollars while the Canadian dollar is considered its functional currency, and is therefore exposed to foreign exchange risk arising from transactions denominated in a foreign currency and the translation of functional currency to reporting currency.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

SILVERCORP METALS INC.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

For the Year Ended March 31, 2009

(Expressed in thousands of US dollars, except share, per share, and mining data)

The Company conducts its mining operations in China and thereby the majority of the Company’s assets, liabilities, revenues and expenses are denominated in RMB, which was tied to the US dollar until July 2005, and is now tied to a basket of currencies of China’s largest trading partners. The RMB is not a freely convertible currency.

The Company currently does not engage in foreign currency hedging, and the exposure of the Company’s financial assets and financial liabilities to foreign exchange risk is summarized as follows:

The amounts are expressed in US$ equivalents	March 31, 2009	March 31, 2008
Canadian dollars	$43,111	$39,232
United States dollars	9,498	1,019
Chinese renminbi	15,600	47,631
Hong Kong dollars	2	1
Total financial assets	$68,211	$87,883

Canadian dollars	$3,092	$334
United States dollars	14	183
Chinese renminbi	17,292	21,201
Total financial liabilities	$20,398	$21,718

As at March 31, 2009, with other variables unchanged, a 1% strengthening (weakening) of the Chinese RMB against the Canadian dollar would have increased (decreased) net loss by approximately $0.2 million, and increased (decreased) other comprehensive income (loss) by $0.2 million.

As at March 31, 2009, with other variables unchanged, a 1% strengthening (weakening) of the Canadian dollar against the US dollar would have increased (decreased) other comprehensive loss by $0.4 million.

(d) Interest rate risk

Interest risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate due to changes in market interest rates. The Company’s cash equivalents and short term investments primarily includes highly liquid investments that earn interests at market rates that are fixed to maturity. The Company also holds a portion of cash and cash equivalents in bank accounts that earn variable interest rates. Because of the short-term nature of these financial instruments, fluctuations in market rates do not have significant impact on the fair values of the financial instruments as of March 31, 2009.

(e) Credit risk

The Company is exposed to credit risk primarily associated to accounts receivable from customers, cash and cash equivalents and short-term investments. The carrying amount of assets included on the balance sheet represents the maximum credit exposure.

The Company undertakes credit evaluations on customers as necessary and has been monitoring processes intended to mitigate credit risks. The Company has accounts receivables from clients primarily in China engaged in the mining and milling of base and polymetallic metals industry. The historical level of customer defaults is zero and the aging of accounts receivable is less than 30 days, and, as a result, the credit risk associated with accounts receivable at March 31, 2009 is considered to be immaterial.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

SILVERCORP METALS INC.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

For the Year Ended March 31, 2009

(Expressed in thousands of US dollars, except share, per share, and mining data)

8.

Off-Balance Sheet Arrangements

The Company does not have any off-balance sheet arrangements.

9.

Transactions with Related Parties

Related party transactions not disclosed elsewhere in the Management’s Discussion and Analysis are as follows:

Amount due from related parties	March 31, 2009	March 31, 2008
New Pacific Metals Corp. (a)	$30	$18
Qinghai Non-ferrous Geology Bureau (c)	-	17
Weigemingda Mining Co. Ltd.(i)	219	-
Quanfa Exploration Consulting Services Ltd. (d)	-	12
	$249	$47

Amount due to related parties	March 31, 2009	March 31, 2008
Henan Non-ferrous Geology Bureau (b)	$7,187	$12,118
Quanfa Exploration Consulting Services Ltd. (d)	117	-
R. Feng Consulting Ltd. (g )	49	-
	$7,353	$12,118

		Year ended March 31,
Transactions with related parties	2009	2008	2007
New Pacific Metals Corp. (a)	$2,080	$302	$322
Henan Non-ferrous Geology Bureau (b)	19,263	12,118	-
Qinghai Non-ferrous Geology Bureau (c)	17	17	-
Quanfa Exploration Consulting Services Ltd. (d)	66	66	28
Gao Consulting Ltd.(e)	114	202	126
McBrighton Consulting Ltd.(f)	108	-	-
R. Feng Consulting Ltd. (g)	334	271	153
Directors (h)	99	94	36
Weigemingda Mining Co. Ltd. (i)	219	-	-
	$22,300	$13,070	$665

(a)

New Pacific Metals Corp. is a publicly traded company with a director and officer in common with the Company. Further to a services and cost reallocation agreement between the Company and NUX, the Company will recover costs for services rendered to NUX and expenses incurred on behalf of NUX. During the year ended March 31, 2009, the Company recovered $209 (years ended March 31, 2008 and 2007 - $302 and $322, respectively) from NUX for services rendered and expenses incurred on behalf of NUX.  The costs recovered from NUX were recorded as a direct reduction of general and administrative on the consolidated statements of operations.

On December 8, 2006, NUX entered into a Declaration of Trust Agreement (the “Trust Agreement”) with Yunnan JCJ, a formerly indirectly wholly owned subsidiary of the Company, to hold in trust for NUX, two exploration permits (“Huaiji Project”) located in Guangdong Province, China. Under the Trust Agreement, NUX was to advance cash to Yunnan JCJ to fund the exploration programs at the Huaji Project. During the year ended March 31, 2009, Yunnan JCJ incurred exploration expenditures of $1,841 (year ended March 31, 2008 - $38).

Management’s Discussion and Analysis of Financial Condition and Results of Operations

SILVERCORP METALS INC.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

For the Year Ended March 31, 2009

(Expressed in thousands of US dollars, except share, per share, and mining data)

On March 20, 2009, the Company entered agreement to dispose its 100% equity interest in Lachlan Gold Ltd., the parent company of Yunnan JCJ, to NUX for $30 and terminated the Trust Agreement. The disposal was completed on March 31, 2009 and no gain or loss was recorded.

(b)

Henan Non-ferrous Geology Bureau (“Henan Geology Bureau”) is a 22.5% equity interest holder of Henan Found. During the year ended March 31, 2009, Henan Found paid $12.1 million dividend declared in 2008 to Henan Geology Bureau. During the year ended March 31, 2009, Henan Found’s Board of Directors declared a dividend of approximately $31.9 million (RMB¥218 million), of which $7.1 million (RMB¥49 million) was payable to Henan Geology Bureau.

(c)

Qinghai Non-ferrous Geology Bureau is an 18% equity interest holder of Qinghai Found. During the year ended March 31, 2009, Qinghai Non-ferrous Geology Bureau repaid $17 previously owed to the Company.

(d)

Quanfa Exploration Consulting Services Ltd. (“Quanfa”) is a private company with majority shareholders and management from the senior management of Henan Found and Henan Huawei. During the year ended March 31, 2009, the Company paid $66 (years ended March 31, 2008 and 2007 - $66 and $28, respectively) to Quanfa for its consulting services provided.

During the year ended March 31, 2009, the Company also received mining consulting services for $204 (year ended March 31, 2008 - $nil).

(e)

During the year ended March 31, 2009, the Company paid $114 (years ended March 31, 2008 and 2007 - $202 and $126, respectively) to Gao Consulting Ltd., a private company controlled by a director of the Company for consulting services.

(f)

During year ended March 31, 2009, the Company paid $108 (year ended March 31, 2008 - $nil) to McBrighton Consulting Ltd., a private company controlled by a director of the Company for consulting services.

(g)

During the year ended March 31, 2009, the Company paid $334 (years ended March 31, 2008 and 2007 - $271 and $153, respectively) to R. Feng Consulting Ltd., a private company controlled by a director of the Company for consulting services.

(h)

During the year ended March 31, 2009, the Company incurred director fees of $99 (years ended March 31, 2008 and 2007 - $94 and $36, respectively) payable to four independent directors of the Company.

(i)

During the year ended March 31, 2009, the Company advanced $219 to Weigemingda Mining Co. Ltd., a minority shareholder of Gaungdong Found.

The transactions with related parties during the year are measured at the exchange amount, which is the amount of consideration established and agreed by the parties. The balances with related parties are unsecured, non-interest bearing, and due on demand.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

SILVERCORP METALS INC.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

For the Year Ended March 31, 2009

(Expressed in thousands of US dollars, except share, per share, and mining data)

10.

Critical Accounting Policies and Estimates

The preparation of financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements, and the reported amounts of sales and expenditures during the reporting period. Management has identified (i) Mineral rights and properties, (ii) Future income tax provision, (iii) Assets retirement obligations, and (iv) Stock based compensation as the main estimates for the following discussion. Please refer to Note 2 of the Company’s consolidated financial statements for a description of all of the significant accounting policies.

(a)  Mineral rights and properties

Acquisition costs, direct exploration and development expenditures, including costs incurred during production to increase future output by providing access to additional sources of mineral resource, are capitalized where these costs relate to specific properties for which resources exist, and it is expected that the expenditure can be recovered by future exploitation or sale.

Upon commencement of commercial production, mineral properties and capitalized expenditures are amortized over the mine's estimated life using the units of production method calculated on the basis of measured and indicated resources.

The Company reviews the carrying value of each property that is in the exploration/development stage by reference to the project economics including the timing of the exploration and/or development work, the work programs and the exploration results experienced by the Company and others. The review of the carrying value of each producing property will be made by reference to the estimated future operating results and net cash flows. When the carrying value of a property exceeds its estimated net realizable amount, a provision will be made for the decline in value.

Based on an impairment analyses undertaken at December 31, 2008, it was determined that the TLP, HPG, LM and Nabao properties were impaired, and the Company reduced the carrying value of the TLP, HPG, LM, and Nabao properties to zero and a total of $45.7 million in impairment charges were recorded.   In response to the improving overall economic condition, especially commodity prices in the fourth quarter of 2009, the Company partially resumed the HPG, LM and TLP mines operations in May 2009.  Nabao project is put into maintenance and care.

(b)  Asset retirement obligations

Asset retirement obligations ("ARO") represent the estimated discounted net present value of statutory, contractual, or other legal obligations relating to site reclamation and restoration costs that the Company will incur on the retirement of assets and abandonment of mine and exploration sites. ARO are added to the carrying value of mineral rights and properties as such expenditures are incurred and amortized against income over the useful life of the related asset. ARO are determined in compliance with recognized standards for site closure and mine reclamation established by governmental regulation.

Over the life of the asset, imputed interest on the ARO liability is charged to operations as accretion of asset retirement obligations on the consolidated statements of operations using the discount rate used to establish the ARO. The offset of accretion expense is added to the balance of the ARO. Where information becomes available that indicates a recorded ARO is not sufficient to meet, or exceeds, anticipated obligations, the obligation is adjusted accordingly and added to, or deducted from, the ARO.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

SILVERCORP METALS INC.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

For the Year Ended March 31, 2009

(Expressed in thousands of US dollars, except share, per share, and mining data)

The Company’s asset retirement obligations are related to the reclamation cost of the Ying, HPG, TLP and LM properties and were calculated using a credit-adjusted risk-free discount rate of 6%. The total undiscounted amount of cash flows required to settle the obligations was estimated at approximately $3.1 million as at March 31, 2009 (2008 - $1.7 million), assuming the cash outflow will be at the end of mine lives, which range from 6 to 10 years.

The aggregate accrued obligation as at March 31, 2009, representing the fair value of the future reclamation costs, was $2.0 million (2008 - $1.2 million). The fair value was estimated using a credit risk free discount rate of six percent.

(c)  Income taxes

The Company uses the liability method of accounting for income taxes. Future income taxes are recognized for the future income tax consequences attributable to differences between the carrying values of assets and liabilities and their respective income tax bases on the balance sheet date. Future income tax assets and liabilities are measured using substantively enacted income tax rates expected to apply in the years in which temporary differences are expected to be recovered or settled. The effect on future tax assets and liabilities of a change in substantively enacted rates is included in operations. A future income tax asset is recorded when the probability of the realization is more likely than not.

Henan Found has been applied a 12.5% income tax rate during the period from January 1, 2008 to December 31, 2010. However, Henan Huawei will be applied a 12.5% income tax rate starting from January 1, 2009 to December 31, 2011.

Qinghai Found, Anhui Yangtze, and Guangdong Found are not entitled to any tax holiday under the current Chinese income tax laws

(d)  Stock-based compensation

The Company accounts for stock options using the fair value method. Under this method, compensation expense for stock options granted to employees, officers, and directors is measured at fair value at the date of the grant using the Black-Scholes valuation model and is expensed in the consolidated statements of operations over the vesting period of the options granted. Stock options granted to consultants are measured at their fair value using the Black-Scholes valuation method.  The Company recorded forfeiture as they occur.

	Year ended March 31
	2009	2008	2007
Risk free interest rate	0.95% to 2.95%	2.58% to 4.31%	4.01% to 4.23%
Expected life of option in years	2 to 5 years	2 to 5 years	1 to 3 years
Expected volatility	55% to 90%	52% to 117%	95% to 119%
Expected dividend yield	1% to 3%	1%	0%

The resulting total expense related to stock options in 2009 was $2.1 million (2008 - $2.5 million and 2007 - $2.0 million respectively)

Upon the exercise of the stock option, consideration received and the related amount transferred from contributed surplus are recorded as share capital.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

SILVERCORP METALS INC.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

For the Year Ended March 31, 2009

(Expressed in thousands of US dollars, except share, per share, and mining data)

11.

Future Accounting Changes

(i)   Convergence with IFRS

In February 2008, the Canadian Accounting Standards Board confirmed that publicly accountable enterprises will be required to adopt International Financial Reporting Standards (“IFRS”) for fiscal years beginning on or after January 1, 2011, with earlier adoption permitted. Accordingly, the conversion to IFRS will be applicable to the Company’s reporting no later than in the first quarter ending June 30, 2011, with restatement of comparative information presented. The conversion to IFRS will impact the Company’s accounting policies, information technology and data systems, internal control over financial reporting, and disclosure controls and procedures. A diagnostic assessment of the Company’s current accounting policies, systems and processes to identify the differences between current Canadian GAAP and IFRS  has been completed but the impact on our consolidated financial position and results of operations has not yet been determined. The Company intends to update the critical accounting policies and procedures to incorporate the changes required by converting to IFRS and the impact of these changes on its financial disclosures.

(ii)  Goodwill and Intangible Assets

In February 2008, the CICA issued Section 3064, “Goodwill and Intangible Assets”, which replaces Section 3062, “Goodwill and Other Intangible Assets” and Section 3450, “Research and Development Costs”. Section 3064 clarifies that costs can be deferred only when they relate to an item that meets the definition of an asset. This new Section, which is applicable to the Company’s consolidated financial statements for its fiscal year beginning April 1, 2009, is not expected to materially impact our consolidated financial position or results of operations.

(iii) Business Combinations and Related Sections

In January 2009, the CICA issued Section 1582 “Business Combinations” to replace Section 1581.  Prospective application of the standard is effective April 1, 2011, with early adoption permitted.  This new standard effectively harmonizes the business combinations standard under Canadian GAAP with IFRS. The new standard revises guidance on the determination of the carrying amount of the assets acquired and liabilities assumed, goodwill and accounting for non-controlling interests at the time of a business combination.

The CICA concurrently issued Section 1601 “Consolidated Financial Statements” and Section 1602 “Non-controlling Interests”, which replace Section 1600 “Consolidated Financial Statements”.  Section 1601 provides revised guidance on the preparation of consolidated financial statements and Section 1602 addresses accounting for non-controlling interests in consolidated financial statements subsequent to a business combination.  These standards are effective April 1, 2011, unless they are early adopted at the same time as Section 1582 “Business Combinations”.

The Company is currently assessing the impacts to its consolidated financial statements upon adoption of these new accounting guidance.

12.

Other MD&A Requirements

Additional information relating to the Company:

(a) may be found on SEDAR at www.sedar.com;

(b) may be found at the Company’s web-site www.silvercorpmetals.com;

(c) may be found in the Company’s Annual Information Form; and,

Management’s Discussion and Analysis of Financial Condition and Results of Operations

SILVERCORP METALS INC.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

For the Year Ended March 31, 2009

(Expressed in thousands of US dollars, except share, per share, and mining data)

(d) is also provided in the Company’s annual audited consolidated financial statements for the years ended March 31, 2009, 2008 and 2007.

13.

Outstanding Share Data

As at the date of this report, the following securities were outstanding:

(a)  Share Capital

Authorized - unlimited number of common shares without par value

Issued and outstanding – 161,587,001 common shares with a recorded value of $135.6 million

Shares subject to escrow or pooling agreements - $nil.

(b)  Options

As at the date of this report, the outstanding options are comprised of the following:

Number of Options	Exercise Price (CAD$)	Expiry Date
990,000	0.18	October 24, 2009
450,000	0.63	February 28, 2010
10,000	5.99	July 2, 2010
414,999	4.32	July 23, 2011
42,000	4.43	August 28, 2011
735,204	6.74	April 10, 2012
90,000	6.95	October 1, 2012
127,500	9.05	January 16, 2013
50,000	7.54	May 13, 2013
465,000	5.99	July 1, 2013
150,000	3.05	October 1, 2013
1,081,000	2.65	April 20, 2014
4,605,703

14.

Other Risks and Uncertainties

(a)

Market Risk

The Company’s sales prices for metals are based on the Shanghai Metals Exchange as quoted at www.shmet.com for lead and zinc pounds while gold ounces are based against the Shanghai Gold Exchange as quoted at www.sge.com.cn, and silver ounces are based on against the Shanghai White Platinum & Silver Exchange as quoted at www.ex-silver.com.  These metal prices vary from those quoted on the North American and European market places.   Net realizable price is net of smelter charge and value added tax.

(b)  Political and Country Risk

The Company conducts its operations in China and is potentially subject to a number of political and economic risks.  The Company is not able to determine the impact of these risks on its future financial position or results of operations. The Company’s exploration, development and production activities may be substantially affected by factors outside of the Company’s control.  These potential factors include, but are not limited to: levies and tax increases or claims by governmental bodies, expropriation or nationalization, foreign exchange controls, cancellation or renegotiation of contracts, and environmental and permitting regulations. The Company currently has no political risk insurance coverage against these risks.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

SILVERCORP METALS INC.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

For the Year Ended March 31, 2009

(Expressed in thousands of US dollars, except share, per share, and mining data)

(c)  Environmental Risks

The Company’s activities are subject to extensive laws and regulations governing environmental protection and employee health and safety.  Environmental laws and regulations are complex and have tended to become more stringent over time.  Although the Company makes provisions for reclamation costs, it cannot be assured that these provisions will be adequate to discharge its future obligations for these costs.

Failure to comply with applicable environmental health and safety laws may result in injunctions, damages, suspension or revocation of permits and imposition of penalties.  There can be no assurance that the Company has been or will be at all times in complete compliance with current and future environmental and health and safety laws and permits and such failure may materially adversely affect the Company’s business, results of operations or financial condition.

(d)  Risk Factors

The Company is subject to other risks that are outlined in the Annual Information Form 51-102F2, Short Form Prospectus, and the NI 43-101 technical reports, which are available on SEDAR at www.sedar.com.

15.

Controls and Procedures

(a)  Internal Controls over Financial Reporting

The Company’s Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”) are responsible for designing disclosure controls and procedures (“DC&P”) and internal controls over financial reporting (“ICFR”) as defined in National Instrument 52-109 - Certification of Disclosure in Issuers’ Annual and Interim Filings.  As at March 31, 2009, the CEO and CFO have evaluated the effectiveness of the Company’s DC&P and ICFR using the internal control integrated framework issued the Committee of Sponsoring Organization of the Treadway Commission.  Based on that evaluation, the CEO and CFO have concluded that the design and effectiveness of the Company’s DC&P and ICFR are ineffective due to the weakness discussed below with respect to ICFR.

The success of the Company’s vision and strategy of continuing growth through increasing mine production and expanding resource through exploration of existing projects and continuing acquisition is dependent on senior management. As such, senior management plays a significant role in maintaining efficient daily operations, negotiating and finalizing mining project acquisition.  This concentration of leadership, or lack of segregation of duties, creates risk in terms of measurement and completeness of transactions as well as the possibility of non-compliance with existing controls, either of which may lead to the possibility of inaccurate financial reporting.

Furthermore, the Company did not maintain appropriate information system controls and procedures in areas such as system changes, logic access, security and controls over Excel spreadsheets.  This creates a risk of inaccurate, unauthorized and incomplete financial data, which would affect the Company’s financial reporting.  The Company is in the process of implementing certain policies and procedures to help standardize and manage system change processes, user access and security, users access review, to enhance the overall control environment and to document its internal control process and procedures.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

SILVERCORP METALS INC.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

For the Year Ended March 31, 2009

(Expressed in thousands of US dollars, except share, per share, and mining data)

As a result, management believes weakness related to information system will be effectively remediated. The one remaining weakness, being the lack of segregation of duties, continues to exist.   Management continues to evaluate remediation plans for the above control deficiency and expects to continue these efforts to further strengthen the Company’s internal controls in fiscal year 2010 and beyond.

Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues have been detected.  A control system, no matter how well conceived or operated, can only provide reasonable, not absolute, assurance that the objectives of the control system are met.

(b)  Directors and Officers

As at the date of this report, the Company’s Directors and Officers are as follows:

Directors	Officers
Dr. Rui Feng, Director, Chairman & CEO	Dr. Rui Feng, Director, Chairman & CEO
Myles J. Gao, Director, President & COO	Myles J. Gao, Director, President & COO
Yikang Liu, Director	Maria Tang, Interim Chief Financial Officer
Earl Drake, Director	Lorne Waldman, Corporate Secretary
Paul Simpson, Director	Shaoyang Shen, General Manager, China Operations
Greg Hall, Director
Robert Gayton, Director

FORWARD LOOKING STATEMENTS

Except for statements of historical fact relating to the Company, certain information contained herein constitutes forward-looking statements.  Forward-looking statements are frequently characterized by words such as “plan”，“expect”, “project”, “intend”, “believe”, “anticipate”, and other similar words, or statements that certain events or conditions “may” or “will” or “can” occur. Forward-looking statements are based on the opinions and estimates of management on the date the statements are made, and are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. These factors include the inherent risks involved in the exploration, development, and mining of mineral properties, the uncertainties involved in interpreting drilling results and other geological data, fluctuating metal prices, currency fluctuations, the possibility of project cost overruns or unanticipated costs and expenses, uncertainties relating to the availability and costs of financing needed in the future and other factors described in this report under the heading “Outlook”.  There can be no assurance that such forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on such statements. Except in accordance with applicable securities laws, the Company expressly disclaims any obligation to update any forward-looking statements or forward-looking statements that are incorporated by reference herein.

Management’s Discussion and Analysis of Financial Condition and Results of Operations